
13002278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAY 06 2013
193
SECTION

FORM 1-A

Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

REIA Investments, LLC

(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258
(210) 979-0700
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

All correspondence:
Jillian Sidoti, Esq.
LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive – Suite A
Murrieta, CA 92563
(323) 799-1342
EMAIL: jillian@jilliansidoti.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500	**46-1508559**
(Primary standard Industrial Classification Code Number)	**(I.R.S. Employer Identification Number)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties
REIA Investments Management, LLC, Manager
Thomas "Tom" Hennigan, an individual

(a) REIA Investments Management, LLC, is the Managing Member of the Company. The business address shall be 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258. Thomas Hennigan, who is the sole Member of the Managing Member shall be the only decision maker of the company.

(b) the issuer's Managing Member; Not Applicable

(c) The Managing Member, REIA Investments Management, LLC, currently holds 100% of the Company's common interest or units in consideration of services to be rendered. The beneficial owner of the common units is Thomas Hennigan.

(d) The Managing Member, REIA Investments Management, currently holds 100% of the Company's common interest or units in consideration of services to be rendered. The beneficial owner of the common units is Thomas Hennigan.

(e) promoters of the issuer; Thomas Hennigan

(f) Not applicable

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

This Offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 38730 Sky Canyon Drive – Suite A, Murrieta, CA 92563. Counsel for REIA Investments, LLC. Jillian Ivey Sidoti has not acted on behalf of the prospective investors or conducted a review or investigation on their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this offering.

(i) each underwriter with respect to the proposed offering;

Offering. This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-qualified amendment to the offering statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, the FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

(j) the underwriter's directors; Not applicable

(k) the underwriter's officers; Not applicable

(l) the underwriter's Managing Members; Not applicable

(m) counsel to the underwriter. Not applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) Not Applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) These securities will not be offered by underwriters, dealers or salespersons.

(b) These securities shall be offered in the states of Texas, Louisiana, Florida, Tennessee, Pennsylvania, Missouri, Illinois, and Arizona. The securities may be offered in other states as demand warrants. The Directors of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The manager plans on advertising the sale of these securities using email, social media, the internet, billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements. We will only use advertising that is in complete compliance with Regulation A and any other applicable laws. Advertising will not commence unless it is a) in compliance with Rule 254 or b) this Offering has been qualified by the S.E.C and the appropriate state securities commission.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Other than an issue of units to our sole Member and Manager, Thomas Hennigan, there have been no sales of unregistered securities. Such units were issued in exchange for services including company management and services related to this Offering. Thomas Hennigan was issued 100 common units in exchange for $30,000. Such securities were issued under an exemption under Section 4(2).

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements to any selling security holder in the offering covered by this Form 1-A.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

There are no contingent financial relationships with any experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

The issuer has not provided prospective purchasers any written documents or broadcasts to determine whether there is any interest in this securities offering. In the event that they do issue such documents, the issuer will provide such documents or broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified

PART II— OFFERING CIRCULAR

REIA Investments, LLC

Type of securities offered: Three Classes of Preferred Units in a limited liability company

Subscribers investing a minimum of $10,000 may purchase Class C Preferred Units which shall bear a preferred return of 5%
Subscribers investing a minimum of $25,000 may purchase Class B Preferred Units which shall bear a preferred return of 6%
Subscribers investing a minimum of $50,000 may purchase Class A Preferred Units which shall bear a preferred return of 7%

Maximum number of securities offered: 5,000,000
Minimum number of securities offered: 1,000,000
Price per security: $1
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $1,000,000

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [X] Yes [] No
Is there an escrow of proceeds until minimum is obtained? [X] Yes [] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [] No
Is transfer of the securities restricted? [X] Yes [ ] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR

DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

None.

TABLE OF CONTENTS

Contents

THE COMPANY 7

RISK FACTORS 7

BUSINESS AND PROPERTIES 21

OFFERING PRICE FACTORS 31

USE OF PROCEEDS 31

CAPITALIZATION 33

DESCRIPTION OF SECURITIES 34

PLAN OF DISTRIBUTION 35

OFFICERS AND KEY PERSONNEL OF THE COMPANY 36

EXECUTIVE COMPENSATION 42

TRANSACTIONS WITH RELATED PERSONS 43

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS 44

SUMMARY OF OPERATING AGREEMENT 46

FINANCIAL STATEMENTS F-1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 46

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 114 pages.

THE COMPANY

Exact corporate name: REIA Investments, LLC
State and date of incorporation: Nevada, November 2012
Street address of principal office:
18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258
Company Telephone Number: (21) 979-0700
Fiscal year: December 31

Person(s) to contact at Company with respect to offering:
Jillian Sidoti
Law Office of Jillian Sidoti
38730 Sky Canyon Drive – Ste A
Murrieta, CA 92563
jillian@jilliansidoti.com

Telephone Number (if different from above): 323-799-1342

RISK FACTORS

Our Units involve a high degree of risk. You should carefully consider the risks described below before making a decision to invest in the Units. If any of the following risks actually occurs, you might lose all or part of your investment in the Units. In addition to the other information in this prospectus, you should carefully consider the risks described below and all the information contained in this prospectus before deciding whether to purchase any of the Units.

Risks Related to the Units and the Offering

We are a development stage company organized in November 2012 and have recently commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a high probability of losing their investment.

We were incorporated in November 2102. As a result of our start-up operations we have; (i) generated no revenues, (ii) accumulated deficits of $15,147 from inception due to organizational and start-up activities, business plan development, and professional fees since we incorporated. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our loan products, the level of our competition and our ability to attract and maintain key management and employees.

Our auditors have substantial doubt about our ability to continue as a going concern. Additionally, our auditor's report reflects the fact that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

Our auditor's report reflects that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.

The Units are not insured against loss by the FDIC or any governmental agency, so you could lose your entire investment.

The Units are not bank deposits and neither the Federal Deposit Insurance Corporation nor any other governmental or private agency insures the Units. Our ability to redeem the Units and pay any dividends on the Units depends solely upon our earnings, our working capital and other sources of liquidity available to us. If these payment sources are inadequate, you could lose your entire investment.

The Units lack liquidity and marketability and you may not transfer a Unit without our consent. Accordingly, you may not be able to freely sell or transfer your Units or easily use them as collateral for a loan.

There is no public market for the Units and management does not anticipate that any market will develop in the foreseeable future. As a result, you may not be able to freely sell or transfer your Units or easily use them as collateral for a loan. Your ability to sell a Unit depends in part on the presence in the marketplace of a willing buyer. Moreover, Units may not be transferred without our prior written consent and without complying with federal and state securities laws. Due to these factors, there can be no assurance that you will be able to sell your Units, even if we permit a transfer, at prices or times desirable to you. We have developed a limited Repurchase Program which has been discussed on page 54, however, this Repurchase Program may only be used in limited circumstances.

We do not set aside funds in a sinking fund to pay dividends or redeem the Units, so you must rely on our revenues from operations and other sources of funding for dividends and redemption payments. These sources may not be sufficient to meet these obligations.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to pay dividends on or redeem the Units at the end of the applicable Non-Redemption Period. Accordingly, you will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds and proceeds from future offerings of securities, for dividend payments and payments upon redemption. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund required distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Your right to receive distributions on your Units is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment. We currently do not have any revenues.

Our management team will have broad discretion over the allocation of the proceeds from the offering, and you could lose your entire investment if management invests our funds in unsuccessful initiatives.

Our management team will have broad discretion in determining how the proceeds from this offering will be used, and you will be relying on the judgment of our management team regarding the application of these proceeds. Management's allocation of the net proceeds will affect how our business grows. It is possible that our management team may not apply the net proceeds of this offering in ways that result in the successful growth of the Company, yield a significant return on any investment of the net proceeds, and/or increase the value of your investment. See the section of this prospectus entitled "USE OF PROCEEDS".

We will rely on outside entities to assist with our business plan with which we have no formal or written agreement.

We will rely on National REIA to assist with our marketing. We will look to National REIA as a source not only for investors, but also for brokers to provide BPO's on our potential acquisitions, but also for purchasers of our properties. We currently do not have a written agreement with National REIA and they have no obligation to assist us. Therefore, if we are unable to establish a relationship, then we may not be able to fully carry out our business plan as stated herein.

We have the right to make a mandatory call of the Units, so you may earn less return on your investment than originally expected.

We may redeem your Units from you at any time without penalty. If we choose to redeem your Units, we will be required only to return your original investment amount plus any unpaid dividends that have accrued on your Units. After redemption, you may not be able to re-invest your funds with us or elsewhere at comparable rates and, therefore, may earn less than you expected to earn at the time of your investment.

We may incur future debt that could reduce our profits and impair our ability to pay dividends or redeem the Units.

To fund future operations, we may need to incur substantial debt in the future. The terms of the Units as set forth in our Limited Company Agreement do not prohibit us from doing so. Your right to receive distributions on the Units, including dividend payments and payments upon redemption, is junior to the right of our general creditors to receive payment from us on our indebtedness. The risks described below will be magnified if and as we incur new debt. Our indebtedness could have important consequences to you. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;
- increase our vulnerability to interest rate increases if future debt must be incurred at interest rates that are higher than current rates;

- limit our flexibility to plan for, or react to, changes in our business and the industry;
- place us at a competitive disadvantage relative to competitors with less debt;
- limit our ability to pay a return on your Units; and/or
- make it difficult or impossible for us to redeem your Units at the end of your Non-Redemption Period if you elect not to continue your investment.

A change in market interest rates may reduce our profits and impair our ability to pay dividends or redeem the Units.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future decline in interest rates may lower our profitability. Any future rise in interest rates may:

- reduce customer demand for our loans;
- change loan prepayment rates;
- increase our cost of funds;
- increase the possibility of redemption requests; and/or
- limit our access to borrowings in the capital markets.

Risks Related to Our Business

The Company has a limited operating history on which to base an evaluation of an investment in the Units. Our future growth and profits may not equal or exceed our growth or profits in prior periods.

The Company is newly formed and has not yet commenced operations and therefore, our prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. Because the Company has a relatively short operating history, you should not assume that our future results, whether in the near term or over an extended period of time, will be consistent with our historical results. In evaluating an investment, you should consider the performance of others in the lending arena, both on a long-term basis and over the period of our operating history. Moreover, investors should consider the fact that we have not made any Loans to date. We cannot predict with any certainty whether our loan programs will be successful and/or how its implementation will impact our future financial condition or operating performance.

Our inability to identify suitable acquisitions, and even the acquisitions themselves, may harm our financial results.

We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Shareholders ultimately may not like the location, lease terms or other relevant economic and financial data of any real properties, other assets or other companies that we may acquire in the future. Moreover, our acquisition strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management's attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with acquisitions; failure of acquired businesses to achieve expected results; and difficulties entering markets in which we have no or limited experience.

The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay will be based upon numerous factors, and the target acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a target acquisition or its appraised value will be a fair price, that we will be able to generate an acceptable return on such target acquisition, or that the location, lease terms or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition. As a result, our investments in our target acquisition may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

The failure of our properties to generate positive cash flow or to appreciate in value would most likely preclude our shareholders from realizing a return on their share ownership.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Moreover, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager's discretion.

We will not obtain an appraisal on properties prior to purchase.

We intend on purchasing properties in bulk transactions. In other words, purchasing multiple properties in one sale. Because appraisals, we believe, are cost prohibitive, we will not be obtaining appraisals on the properties we purchase. Instead, we will elect to conduct a Broker Price Opinion ("BPO"), where, based on a local broker's opinion, we will determine the value of a property. The broker will compare the property to other properties in the area that are listed and sold, and will visit the property. However, unlike an appraisal, the broker may not fully inspect the property and may not even enter the property, but only view the property from the outside. Therefore, their opinion provided to us may not be as accurate as an appraisal. If a BPO is inaccurate, we may not realize the same profits, or any profits, had we conducted an appraisal.

Intense competition for the acquisition of real estate properties could preclude us from completing otherwise attractive acquisitions or could cause us to pay higher prices that harm our financial results.

We compete with many other entities engaged in real estate investment activities for acquisitions of desirable properties. These competitors may drive up the price we must pay for real estate properties, other assets or other companies that we seek to acquire or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In particular, real estate investment trusts ("REITs") may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This will result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced, and shareholders may experience a lower return on their investment. Moreover, prices could become so lofty that we are unable to pay them (or we decide not to run the risks associated with these prices) such that we are effectively precluded from pursuing our business plan in a meaningful manner.

Rising operating expenses and decreases in rents at our properties could reduce our cash flow and funds available for future dividends.

Our properties will likely be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds for that property's operating expenses. If our competitors offer space at rental rates below market rates, or below the rental rates we charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we charge in order to retain tenants when our tenants' leases expire. Our properties could also be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. Such rise in operating expenses and loss of rents could reduce our cash flows and funds available for future dividends.

Uninsured losses could harm our operating results.

We expect we will purchase comprehensive insurance, including liability and extended coverage, with respect to our properties with limits customary for such properties. However, certain types of losses may be either uninsurable or not economically insurable. Such excluded risks generally include war, earthquakes, floods and punitive damages. Should a loss occur (whether insured or uninsured), we might suffer a loss of invested capital and any profits that might be anticipated from our real estate investment and might also be unable to meet our obligations. For example, even if insured, we would have to pay insurance deductibles, and the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. Moreover, in the event of an underinsured loss with respect to a property relating to a title defect, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property.

Environmental regulation and issues, certain of which we may have no control over, may adversely impact our business.

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Failure by us to uncover and adequately protect against environmental issues in connection with a target acquisition may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may be held liable for such costs as a subsequent owner of such property. Liability can be imposed even if the original actions were legal and we had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, we may also be held responsible for the entire payment of the liability if we are subject to joint and several liability and the other responsible parties are unable to pay. We may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Our future properties could contain asbestos that could lead to liability for adverse health effects and costs of remediating asbestos.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials (or "ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against us for personal injury associated with ACMs. We may be required to make substantial capital expenditures if properties we acquire contain ACMs, and these expenditures could materially adversely affect us and our operating results and financial condition.

Our underwriting standards and procedures are more lenient than those used by conventional lenders, which exposes us to a greater risk of loss than conventional lenders face.

We plan to do some limited seller financing with the properties we purchase. Our underwriting standards and procedures are more lenient than conventional lenders in that we may not require our borrowers to meet the credit standards that conventional mortgage lenders impose, which may create additional risks to your investment. We approve mortgage loans more quickly than other mortgage lenders. Due to the nature of loan approvals, there is a risk that the credit inquiry we perform will not reveal all material facts pertaining to the borrower and the collateral securing the loan. Furthermore, when the needs of the borrower dictate, we may spend substantially less than 30 days to evaluate loan opportunities. These factors may increase the risk that our borrowers will default under their loans, which may impair our ability to make timely dividends to you and which may reduce the amount we have available to distribute to you. Furthermore, our assessment of the quality of the mortgage loans we originate may be inaccurate. An incorrect analysis with respect to one or more of our loans could have a materially adverse impact on our profitability and our ability to make the cumulative dividends. Additionally, if our analysis is wrong with respect to a loan and we are forced to proceed against the collateral securing that loan, we may not recover the full amount outstanding under the loan. The foregoing factors could cause you to lose all or part of your investment.

We may provide seller financing on some our properties. Our underwriting standards create a greater risk for Members as we do not require very high FICO score, Debt to Income ratios, and we are more lenient on loan to value ratios than a typical underwriting at a typical lending institution might be.

We do not have the same underwriting criteria as a typical lending institution. Our underwriting criteria is much more lax. In summary, our underwriting criteria will be as follows:

1.) We have no FICO score requirements
2.) We will loan out on properties up to $500,000
3.) Terms of loans will be six months to eighteen months for properties in need of rehab and then for sale.
4.) We may lend 50% of the value.
5.) We will review the Borrower's borrowing history with us
6.) We intend to charge somewhere between 10 and 18 percent and 0 to 5 points, depending on the property and the borrower.

This underwriting criteria can present a higher default rate which is why we will charge a higher interest rate than that of a typical lender. However, it should be noted that we intend to charge less than other hard money lenders in order to stay competitive with both banks and hard money lenders. Therefore, we are at risk of not having high profit margins or any profits at all if we do not manage our risks appropriately and charge appropriate interest rates.

We intend on purchasing non-perfoming mortgages in bulk. Our borrowers may fail to repay their loans, which may reduce our profits and impair our ability to pay dividends or redeem the Units.

We intend on purchasing properties that have already been foreclosed on in bulk as well as non-performing mortgages. We may need to remanage non-performing mortgages so that they become performing. A risk associated with our business is that non-performing mortgages never perfom or start performing and then stop performing. We currently do not own any notes. We consider numerous factors when deciding whether to foreclose or allow a defaulting borrower to continue working through his or her problems while a loan is in default – primarily, the value of the collateral and the amount of the debt, and the plan of the defaulting borrower to repay the debt. In addition, we consider the costs and burdens that would be occasioned by calling the loan, such as bringing suit and/or foreclosing on collateral. There can be no guarantee that our policy of periodically working with defaulting borrowers rather than pursuing collection will not ultimately result in the need to pursue collection or make it less likely that we will not ultimately realize a loss with respect to these loans. It is impossible to predict whether one of our borrowers will default or what impact any one borrower's default may have on our business.

Changes in the economic conditions in the areas where we own properties could have a material and adverse impact on our financial condition and the value of our real estate.

Any negative changes that arise in the economy and/or real estate market of the areas in which we own properties could have a material and adverse impact on our net income. The national and local real estate economies have significantly weakened during the past two years. As a result, real estate values across the country have decreased, in some cases by substantial amounts, and the general availability of credit, especially credit secured by real estate, has significantly decreased. These conditions have made it more difficult for real estate owners to sell their assets at the times and at the prices they desire. There can be no guarantee that we will be able to sell the distressed property at the times or at the prices we desire. Our cash flows and net income could be materially and adversely impacted if we are forced to hold such real property for an extended period of time or if we are forced to sell such real property at a loss, which could limit our ability to grow or sustain our business and/or make distributions on your Units. See "Liquidity and Capital Resources" in the section of this prospectus entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for further information about this risk.

We may provide seller financing on the sale of our properties. Our remedies for collecting on a defaulted loan may be inadequate, which may lead to more losses on our loans and impair our ability to pay dividends or redeem the Units.

We may fail to collect funds from our seller financing activities. Our ability to fully recover amounts due under the seller financing may be adversely affected by, among other things:

- the financial distress or failure of our borrowers;
- adverse changes in the values of the real estate or other property pledged to secure our loans;
- our purchase of fraudulent loans;
- misrepresentations made to us by a broker, bank or other lender from whom we acquire a loan;
- third-party disputes; and/or
- third-party claims with respect to security interests.

These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of our reserves for loan losses. We do not maintain insurance covering such losses. In addition, the amount of the provision for loan losses may be either greater or less than actual future write-offs of the loans relating to that provision. Any of these events could have a materially adverse effect on our business. See "Allowance for Loan Losses" in the section of this prospectus entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for further information about this risk.

There are risks associated with real property ownership, and the realization of these risks could have a material and adverse impact on our financial condition and results of operations.

We intend on owning real estate assets, mostly single family residences. We currently do not own any properties. Various factors could cause us to realize less than we anticipated or otherwise impose burdens on us that would reduce our profits. These factors include, without limitation, fluctuations in property values, occupancy rates, variations in rental schedules and operating expenses. In addition, owning and selling foreclosed property may present additional considerations, including:

- It may be necessary for us to finance all or a portion of the purchase price for the buyer of the property. In such cases, we will not receive the sale price immediately but will have to rely on the purchaser's ability to repay the loan, which ability is subject to the same repayment risks that are applicable to any other borrower, as discussed elsewhere in this prospectus.

- There is a risk that hazardous or toxic substances could be found on properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. Any environmental review we undertake before taking title under any foreclosure action on real property may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may have difficulty protecting our rights as a noteholder or lender, which may impair our ability to continue making loans and could have a material adverse impact on our financial condition.

The rights of our borrowers and other lenders may limit our realization of the benefits of our loans. For example:

- Judicial foreclosure is subject to the delays of protracted litigation, and our collateral may deteriorate and/or decrease in value during any delay in foreclosing on it;

- A borrower's right of redemption during foreclosure proceedings can deter the sale of our collateral and can require us to manage the property for a period of time;

- The rights of senior or junior secured parties in the same property can create procedural hurdles for us when we foreclose on collateral;

- To the extent we assign as collateral one or more of our loans to other lenders, those other lenders will have a prior claim on any foreclosure proceeds;

- We may not be able to pursue deficiency judgments after we foreclose on collateral;

- Federal bankruptcy law can prevent us from pursuing any actions, regardless of the progress in any of these suits or proceedings; and/or

- At or near the end of foreclosure proceedings, a borrower will sometimes file bankruptcy to further delay the Company's efforts to take ownership of the real estate collateral. Depending on the circumstances, a bankruptcy can take six to twenty-four months or more to resolve. Further, the more equity a borrower has in a property, the greater the chances that the court will grant the borrower additional time for protection from foreclosure action.

  It should be noted that we currently do not hold any assets. We currently do not have any revenue.

We may not be able to profit from our acquired notes expected, which could impair our ability to pay dividends or redeem the Units.

We anticipate that most of our future revenues will be generated from our ability to remanage notes on non-perfoming mortgages that we acquire. Accordingly, we will need to reinvest proceeds from loan payoffs and to invest capital received from the sale of the Units in new notes or properties. We currently have not earned any revenues or profits. If we fail to sustain a profitable level of from remanaging notes on non-performing mortgages, our financial condition and results of operations could be significantly and adversely affected. Our ability to sustain a profitable level of loan originations will depend upon a variety of factors outside our control, including interest rates, economic conditions in our primary market areas, decline in real estate values, competition; and/or regulatory restrictions. We currently do not have any revenues or assets.

We are subject to regulatory and public policy risks, which could affect the values of the properties that secure our notes.

Decisions of federal, state and local authorities may affect the values of properties that secure our loans. Examples of these decisions include, without limitation, zoning changes, revocation or denial of sanitation, utility and building permits, condemnations, relocations of public roadways, changes in municipal boundaries, changes in land use plans, modifications of parking or access requirements, and changes in permitted uses. Also, shifts in public policy reflected by courts, legislatures or other regulatory authorities may affect provisions of security documents and make realization upon the collateral more time-consuming and expensive. Any of these decisions or changes could cause us to recognize a loss on property securing a note, which could adversely affect our financial condition and results of operations.

Our success is dependent in part on our senior management, and the loss of the services of senior management could disrupt our operations.

We are a limited liability Company under Nevada law, and our Managing Member is REIA Investments Management, LLC. The Managing Member is Thomas Hennigan. Pursuant to our Limited Company Agreement, the Managing Member, and, therefore, Mr. Hennigan, essentially has complete control over our day-to-day operations. Accordingly, our future success and the success of investors will depend, in large part, on the continued services and experience of Mr. Hennigan. We depend on the services of Mr. Hennigan to, among other things, continue our growth strategies and maintain and develop our client relationships. The loss of Mr. Hennigan's services would disrupt our operations and would delay our planned growth while we worked to replace him. Mr. Hennigan has made the Company the beneficiary of a life insurance policy on the life Mr. Hennigan for a value of $250,000. We do not have a succession plan in place.

Our Limited Company Agreement requires us to indemnify the Managing Member and its affiliates for claims related to actions taken on behalf of the Company.

Our Limited Company Agreement provides that the Managing Member and its affiliates, including Mr. Hennigan, are entitled to indemnification by the Company for all damages, claims, liabilities, judgments, fines, penalties, charges, and similar items incurred in connection with defending any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person was acting for or on behalf of the Company unless such liability is finally found by a court of competent jurisdiction to have resulted primarily from the indemnified party's bad faith, gross negligence or intentional misconduct, or material breach of the Limited Company Agreement. Nevada law prohibits indemnification unless it is shown that the person to be indemnified (i) acted in good faith, (ii) reasonably believed its actions to be in or not opposed to the best interests of the Company, (iii) did not actually receive an improper personal benefit in money, property, or services, and (iv) in a criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to these persons, pursuant to the foregoing provisions or otherwise, the SEC is of the opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Our indemnification obligations may require us to use our cash resources to indemnify rather than to pay general operating expenses, dividends on the Units and amounts due upon redemption of Units.

The Managing Member of the Managing Member is not prohibited from engaging in other business ventures, which may create conflicts of interest.

Our Limited Company Agreement permits the Managing Member to directly engage in any other business ventures and activities, even if those ventures and activities compete with the Company. We anticipate that the Managing Member of our Managing Member may invest in Units. The fact that Members may engage in ventures that compete with us could create a conflict of interest between our affiliates and the Company because these persons may choose to directly seize upon business opportunities from which the Company could benefit if those opportunities were instead made available to the Company. Neither we nor any Member has any rights with respect to any such ventures and activities or the income or profits derived therefrom, so this conflict of interest could result in the Company earning less profit than would be the case if our affiliates were required to first present favorable business opportunities to the Company. Additionally, because the Managing Member has sole discretion with respect to the Company's cash resources, including the proceeds from this offering, the Managing Member may choose to invest our funds in companies or other ventures in which the Managing Member and/or our affiliates have a financial interest. Again, neither we nor any Members will have any rights to the income or profits derived by those companies or other ventures using our funds (except to the extent our funds represent an equity or similar investment in those companies or ventures).

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. We are also not, and we intend to operate in such manner as not to be, classified as an "investment company" within the meaning of the Investment Company Act of 1940. The management and the investment practices and policies of ours are not supervised or regulated by any Federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted

If we are ever deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions including:

* restrictions on the nature of our investments; and
* restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

* registration as an investment company;
* adoption of a specific form of corporate structure; and
  reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in the Units.

An investment in Units involves material income tax risks which are discussed in detail in the section of this prospectus entitled "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" starting on page XX. You are urged to consult with your own tax advisor with respect to the federal, state, local and foreign tax considerations of an investment in our Units. We will not seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed herein. Accordingly, we cannot assure you that the tax conclusions discussed in this prospectus, if contested, would be sustained by any court. In addition, our legal counsel is unable to form an opinion as to the probable outcome of the contest of certain material tax aspects of the transactions described in this prospectus, including whether we will be characterized as a "dealer" so that sales of our assets would give rise to ordinary income rather than capital gain and whether we are required to qualify as a tax shelter under the Internal Revenue Code. Our counsel also gives no opinion as to the tax considerations to you of tax issues that have an impact at the individual or partner level.

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a Member of the Company, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your Units will be allocated taxable income in excess of your cash distributions. We cannot assure you that cash flow will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

You may not be able to benefit from any tax losses that are allocated to your Units.

Units will be allocated their pro rata share of our tax losses. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer's income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or "portfolio income", which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

We may be audited, which could subject you to additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of us could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment in us, in addition to adjustments to various Company items. In the event of any such audit or adjustments, you might incur attorneys' fees, court costs and other expenses in contesting deficiencies asserted by the Internal Revenue Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all Company items will generally be determined at the Company level in a single proceeding rather than in separate proceedings with each partner, and our Managing Member is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our Managing Member may choose to extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our Managing Member may cause us to elect to be treated as an electing large Company. If it does, we could take advantage of simplified flow-through reporting of Company items. Adjustments to Company items would continue to be determined at the Company level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our Managing Member will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the Company level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from open payable to you would be reduced.

The state in which you reside may impose an income tax upon your share of our taxable income. Further, states in which we will own properties acquired through foreclosure may impose income taxes upon your share of our taxable income allocable to any Company property located in that state. Many states have implemented or are implementing programs to require companies to withhold and pay state income taxes owed by non-resident partners relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to you. You may also be required to file income tax returns in some states and report your share of income attributable to ownership and operation by the Company of properties in those states. In the event we are required to withhold state taxes from your cash distributions, the amount of the net cash from operations otherwise payable to you would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our Units.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our Units. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect your taxation as a Member. Any such changes could have an adverse effect on an investment in our Units or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in Units and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our Units.

BUSINESS AND PROPERTIES

Overview

Although the Company plans to enter into diverse areas of real estate purchases, its primary purpose will be to purchase real estate owned properties (REOs) or notes secured by real property directly from banks in a bulk or wholesale transactions. In other words, the Company will purchase multiple properties that have been foreclosed on by a financial institution or non-performing mortgage notes in one transaction. Currently, the Company does not have any relationships with any financial institutions to consummate such transactions. The Company instead will look to real estate brokers who already have relationships with such institutions and have such listings.

REOs consist of portfolios of homes that have been foreclosed upon and packaged together to be re-sold by a bank or lending institution. Banks pool homes together as REO packages and make them available as-is for purchase as one unit. REO homes are generally considered distressed properties and are often in depressed markets, in disrepair, or have other problems, such as liens or back-taxes owing on them. We expect to acquire mostly single family residences with our acquisition strategy, but may also end up acquiring condominiums, small multi-family units and small commercial properties.

Non-performing mortgages are similarly packaged, but these are notes that are secured by underlying property instead and have not been foreclosed upon. Therefore, we will have to put extra effort and will incur greater legal expenses to either a.) get the note back to performing status or b.) foreclose on the underlying property.

Plan of Operations

We currently do not have any operations other than a.) obtaining an office space; b.) organization of the company and this Offering; and c.) development of our business plan. Between now and the qualificationof this Offering Circular by the Securities Exchange Commission, we plan on developing relationships with brokers who have access to such bulk listings and packages.

Milestones

We believe we will need to reach the following milestones in order to become profitable.

Event	Expected Manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Qualification of the Offering Circular	Approval by the Securities Exchange Commission	July 2013
Advertising of the securities for Sale	Purchasing of advertising space in real estate magazines or by sponsor local REIA groups. Approximate cost of $5,000	July 2013
Development of our Website	Approximate cost of $1,500 – we currently do not have a web developer under contract	July 2013
Raise the minimum subscriptions to be placed in escrow	Cost of the escrow fees.	December 2013
Purchase of our first package of bulk REO's and notes	Will depend on inventory and availability.	January 2014
Sale of first assets from first purchase	Sale of notes and properties that are ready for resale to REIA members	February 2014
Raising of additional funds up to the maximum	Up to $4,000,000 for the purchase of assets	January 2014- July 2014
Purchase of additional assets	Up to $4,000,000	January 2014- July 2016

Purchasing REO's in bulk transactions

The Company intends on making such purchases by a.) obtaining information on properties for sale in a package and then b.) performing a Broker Price Opinion (BPO) on the package itself to determine overall value. Based on the value provided by the BPO, the Company will then make an offer for less than the BPO value of the package. The Company intends on making acquisitions at less than the overall value. The Company recognizes that there may be many properties that have little or no value which will bring down the average value of any particular package. The estimated value of a property as determined by a real estate broker or other qualified individual or firm. A broker price opinion is based on the characteristics of the property being considered. Some of the factors that a broker will consider when pricing a property include: the value of similar surrounding properties, sales trends in the neighborhood, an estimate of any of the costs associated with getting the property ready for sale and/or the cost of any needed repairs. It is important to note that a BPO is not the same as an appraisal. Unlike an appraisal, the broker may not fully inspect the property and may not even enter the property, but only view the property from the outside. Therefore, their opinion provided to us may not be as accurate as an appraisal. If a BPO is inaccurate, we may not realize the same profits, or any profits, had we conducted an appraisal. During an appraisal, generally speaking, an appraiser is specially qualified to fully inspect and analyze the value of the property. As stated earlier, our brokers that conduct opinions for us, may never have a chance to fully inspect the quality and value of any particular property.

After purchasing the properties, the Company intends on selling individual properties to purchasers at about for less than the overall value of the individual property but for more than the price the Company purchased the property at. We will target a 25% difference in the purchase price and the sales price, for which there can be no guarantee. The Company has no intention of rehabbing or renting properties, but may do so if the Company finds it difficult to resell any particular property.

The Company intends on selling properties to members of Real Estate Investment Associations (REIAs) from around the country as the Managing Member of our Managing Member has very well developed relationships with local REIAs. Mr. Hennigan founded the National Real Estate Investment Association in October 1985 under the name "National Leadership Congress." The name was later changed to Real Estate Leaders of America (RELA).

Non-performing Mortgage Notes

The Company will also seek to purchase non-performing mortgage notes in the same fashion as it plans to purchase properties. However, it is our belief, overall, we will be able to obtain these assets at percentage of the overall package value that is lower than that of a property package as we will need to take extra steps before the note gets back to performing status or we are able to foreclose.

Once the Company acquires the non-performing mortgages from the lender, it is the Company's objective to work with the borrowers and renegotiate the terms of their mortgage to help return the loan to performing status. If they are unable or unwilling to renegotiate a fair payment schedule, the Company intends to offer the borrower an opportunity to sign over the deed without penalty, aka "cash for keys" program. In some cases, foreclosure may be determined to be the correct step to take. The decision to foreclose will depend on many factors including the law in the state in which the Company may need to take a foreclosure action.

Some steps the Company may take in order to bring the mortgage note back to performing status could include:

- Renegotiating the interest rate and providing a lower interest rate;
- Reamortizing the loan over a greater period of time than originally available to the borrower;
- Lowering the payments for some stated period of time; and/or
- Reducing the principal balance.

Since the Company is not a licensed lender, it is the Company's intention to use the services of a third party servicer that is duly licensed and legally able to conduct business in the state in which a note is in need of servicing. It is expected that the servicer will not be paid from the proceeds of this offering, but rather from the proceeds of note collections.

Mortgages that are successfully renegotiated will be held for one to five years for income. This "seasoning" will increase the resell value. As we acquire the real estate it will be offered for sale: First, to investors of REIA Mortgage, LLC, Second, to members of the local REIA; and finally to the public by listing with a Realtor member of the local REIA.

Geographic Scope

The Company will not limit itself geographically, except that the Company intends to target initially acquisitions located in the San Antonio, Texas area and eventually other parts of Texas. However, as opportunities present themselves, the Company may focus its efforts on secondary and tertiary geographic markets throughout the United States, particularly in areas that have had significant declines in property values and thus possibly offer opportunities for significant appreciation. The Company believes that distressed markets offer opportunities for the Company to acquire under-performing properties that it believes it has the capability of turning around and repositioning, thereby increasing cash flow, profitability and asset value. The Company believes it can successfully identify such a potential target acquisition based upon the depth and the breadth of the industry experience, contacts and industry knowledge of the Company's current management. While since its inception the Company has identified certain acquisitions that it would have like to have completed, the Company's lack of funds has precluded the completion of such acquisitions. The Company believes that the public status that the Company will achieve as a result of the Distribution will ease the Company's ability to raise funds, and make the completion of acquisitions to be identified in the future more likely. However, the Company has no assurances of this. Thomas Hennigan, the Company's current sole executive officer and director, will have responsibility for identifying acquisitions or selecting acquisitions identified by other sources. Mr. Hennigan has extensive experience in the real estate industry through his various real estate enterprises. See "MANAGEMENT" for a discussion of Mr. Hennigan's real estate experience.

While the Company has not yet identified any additional assets or properties to acquire, the Company believes that it will be able to consider numerous additional properties. The Company anticipates that target acquisitions will be brought to its attention from a number of brokers and other real estate professionals with whom the Company's current management has business relationships. Moreover, potential acquisitions may be brought to the Company's attention by sources as a result of being solicited by the Company through calls or mailings. In no event will any of the Company's existing or future officers, directors or shareholders or any entity with which they are affiliated be paid any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of an acquisition.

The Company does not have any specific property acquisition under consideration, and the Company has not (nor has anyone on its behalf) contacted any prospective target acquisition or had any discussions, formal or otherwise, with respect to such a transaction. Moreover, no one has approached the Company regarding the possible sale of any of its properties to the Company. Additionally, the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable property acquisition, nor has the Company engaged or retained any agent or other representative to identify or locate any such acquisition candidate. As a result, the Company has no assurance that it will be able to complete any further acquisitions. In the future, the Company expects to be identifying and evaluating prospective property acquisition, performing business due diligence on prospective property acquisitions, traveling to and from the property and asset locations that represent prospective acquisitions, reviewing corporate, title, environmental, and financial documents and material agreements regarding prospective property acquisitions, selecting properties to acquire and striving to structure, negotiate and consummate acquisitions. The Company will have certain burdens and costs with respect to these activities and certain additional risks associated with the subsequent integration of additional assets or properties into the Company's operations.

Acquisition Selection

As stated above, the Company's management will have broad discretion in identifying and selecting prospective target acquisitions, and acquisitions are not likely to be submitted to shareholders for their consideration, and approval or rejection. The Company has not established any other specific attributes or criteria (financial or otherwise) for prospective target acquisitions. In evaluating a prospective target acquisition, the Company's management will consider, among other factors, the following:

* Management's understanding of conditions of the particular market;
* Management's assessment of the attractiveness of the timing of the acquisition;
* Management's assessment of the financial attractiveness of a particular target relative to other available targets, and its potential for upside appreciation and return on investment;
* Capital requirements and management's assessment of the ability to finance a particular target;
* Macro-economic trends;
* Environmental risks;
* Physical condition of the target;
* Management's assessment of the ability to redevelop, improve and manage a particular target; and
* Occupancy in the target vs. market.

The Company's policy will be to acquire assets primarily for possible capital gain. The Company will not limit the amount or percentage of assets that will be invested in any specific property.

These criteria are not intended to be exhaustive, and the Manager may change this without any vote of the Members. Any evaluation relating to the merits of a particular acquisition will be based, to the extent relevant, on the above factors as well as other considerations believed relevant by the Company's management in effecting an acquisition consistent with the Company's business objective. In evaluating a prospective target acquisition, the Company will conduct an extensive due diligence review which will encompass, among other things, physical inspection of the property or assets, a review of all environmental, zoning, permitted use and title issues, and a review of all relevant financial and other information which is made available to the Company. This due diligence review will be conducted either by the Company's management or by unaffiliated third parties the Company may engage, although the Company has no current intention to engage any such third parties.

The time and costs required to select and evaluate a target acquisition and to structure and complete the acquisition cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target acquisition that is not ultimately completed will result in a loss to the Company and reduce the amount of capital available to otherwise complete other acquisitions.

The Company has not yet hired any third party property management firms, but it may do so in the future. Any such arrangement would be made upon commercially reasonable terms. Nevertheless, the Company itself may manage all or some of its future properties.

To the extent the Company acquires financially poor assets or properties, the Company may be affected by numerous risks inherent in the business and operations of such properties or assets. Although the Company's management will endeavor to evaluate the risks inherent in a particular property acquisition, the Company cannot assure anyone that the Company will properly ascertain or assess all significant risk factors.

Seller Financing

We intend on selling the properties, in some circumstances, with seller financing. We will have extremely loose underwriting criteria since we plan on purchasing properties for less than the value and selling them at less than the value but for more than our purchase price, with a target difference of about 25%, for which there is no guarantee. We hope, with even 100% of the financing of the sale price of the property to the borrower/buyer, we will still have as much as 50% and as little as 35% equity in the property, allowing us to have loose underwriting requirements.

Our underwriting criteria will be as follows:

1.) We have no FICO score requirements
2.) We will loan out on properties up to $500,000
3.) Terms of loans will be six months to eighteen months for properties in need of rehab and then for sale.
4.) We may lend 50% of the value.
5.) We intend to charge somewhere between 10 and 18 percent and 0 to 5 points, depending on the property and the borrower.

Traditional institutions, generally speaking, require FICO scores of 700 or greater; require an full appraisal be conducted on the property; often do not lend to new real estate investors without a history of being in the real estate business; and may not lend on properties that have significant rehabilitation problems such as destroyed plumbing, electrical, or flooring.

Our Strengths and relationships with Real Estate Investment Associations

There are tens of thousands of real estate investors that belong to local real estate investors associations (REIAs) and National REIA. These members have backgrounds in a variety of trades and professions that are beneficial in our industry. Mr. Thomas Hennigan, the Managing Member of our Managing Member, has a business relationship with the National Real Estate Investors Association (National REIA). National REIA has agreed to promote, informally, the offerings that the Company may have to all member associations and the tens of thousands of individual investors. In exchange, REIA Investments, LLC will become a business partner with National REIA by providing properties and opportunities to its members as well as allowing REIA members at the various associations and on the national level to provide services as needed to the Company on a "first come, most qualified" basis. We currently do not have a written agreement with National REIA.

We will utilize the services of qualified REIA members when available for almost all tasks required to identify and evaluate properties prior to purchase of the property or the mortgage. Examples: A Broker Price Opinion or a Property Market Analysis that may be performed prior to purchase will need to be conducted by a real estate broker. We will look to real estate brokers that are REIA members prior to using the services of any other broker. We will also need title searches and will look for the appropriate personnel within the REIA communities. However, we are not obligated to use any such REIA member, although it is our intent to do so.

Upon purchasing the mortgages or the properties we will contract with REIA members that are qualified Realtors to market the REOs and attorneys to restructure or foreclose on the non-performing mortgages. We will also use the services of contractors and property managers as needed for the properties acquired.

As part of our Operating Agreement, Investors of REIA Investments, LLC will be given the opportunity to purchase any property or mortgage for their own investment account prior to offering the asset to any other investor.

Policies with Respect to Certain Activities

The following is a discussion of certain of the Company's investment, financing and other policies. These policies have been determined by the Company's Manager and, in general, may be amended or revised from time to time by the Company's Manager without a vote of the Company's Members.

Issuance of senior securities

The Company does not intend to issue any other securities other than those Common Membership Interests issued to the Manager and those Preferred Membership Interests (Units) herein offered.

Borrowing of money

The Company does not intend on financing or leveraging any properties it acquires as it intends on disposing of such assets quickly. However, the Company may find that some assets are difficult to dispose of and therefore, may decide to leverage such properties. The Company may use a number of different sources to finance the Company's acquisitions and operations, including cash flows from operations, private financings (such as bank credit facilities, which may or may not be secured by the Company's assets), hard money financing, property-level mortgage debt, or other sources that may become available from time to time, which could include asset sales and issuance of debt securities. Any debt that the Company incurs may be recourse or non-recourse and may be secured or unsecured. The Company also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to the Company. The Company may use the proceeds of the Company's borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although the Company is not required to maintain any particular leverage ratio, the Company intends, when appropriate, to employ prudent amounts of leverage, meaning less than

65% of the value of the underlying property based on a Broker Price Opinion, and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. The Company expects to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. The Company's article of incorporation or operating agreement do not limit the amount of debt that the Company may incur. The Company has not adopted a policy limiting the total amount of debt that the Company may incur.

The Company's Manager will consider a number of factors in evaluating the amount of debt that the Company may incur. If the Company adopts a debt policy, its Manager may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of the Company's properties, general conditions in the market for debt and equity securities, fluctuations in the market price of the Company's common stock, growth and acquisition opportunities and other factors. The Company's decision to use leverage in the future to finance its assets will be at the Company's discretion and will not be subject to the approval of the Company's stockholders, and the Company is not restricted by the Company's governing documents or otherwise in the amount of leverage that the Company may use.

Purchase and sale (or turnover) of investments

The Company plans to turnover assets within five years of acquisition depending on the acquisition. After purchase of the properties in a bulk transaction, the Company intends to immediately market the properties and sell them to rehabbers, developers, those in search of a new home. Although the Company may utilize traditional methods of selling properties such as listing properties on the multiple listing services (MLS) and the use of a real estate broker's services, it is expected that most properties will be sold to members of real estate investment clubs throughout the country as our sole Manager, Tom Hennigan, has an extensive network throughout such clubs throughout the country.

Offering of securities in exchange for property.

Although the Company has no current plans to do so, the Company may in the future issue Units in connection with acquisitions of property. For issuances of shares in connection with acquisitions, the Company's Manager will determine the timing and size of the issuances. The Company's Manager intends to use its reasonable business judgment to fulfill its fiduciary obligations to the Company's then existing Members in connection with any such issuance. Nonetheless, future issuances of additional Units could cause immediate and substantial dilution to the net tangible book value of Units issued and outstanding immediately before such transaction. Any future decrease in the net tangible book value of such issued and outstanding Units could materially and adversely affect the market value of the shares.

Reports to Members

The Company intends to make annual and quarterly reports to security holders.

Regulations

Environmental Regulations

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a target acquisition may subject the Company to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the Company.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs. There may be ACMs at certain of the properties the Company acquires.

Americans with Disabilities Act

Certain properties the Company acquires may be required to comply with the Americans with Disabilities Act of 1990, or the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While the tenants to whom the Company leases properties will be obligated by law to comply with the ADA provisions, and under the Company's leases will typically be obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of such tenants to cover costs could be adversely affected and the Company could be required to expend its own funds to comply with the provisions of the ADA, which could adversely affect the Company's results of operations and financial condition and its ability to make distributions to shareholders. In addition, the Company will be required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Company's properties. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on the Company.

Business Strengths

We believe that the following business strengths differentiate us from competitors and are key to our success:

- Our access to the National REIA and regional REIAs. We believe this access will provide us with an ability an ability to a.) find better deals due to the network b.) find qualified professionals to provide services and c.) provide a healthy supply of end buyers for our properties and other assets. It should be noted, that those who engage in similar operations may also have the same access to REIA members.
- We believe by using the exemption under Regulation A, we will be able to provide an investment opportunity to a broader pool of investors compared to those real estate companies that raise capital under another exemption such as Regulation D and are restricted to the type of investor.
- The Managing Member of our Managing Member is extremely experienced in the real estate industry. Mr. Hennigan has been real estate investing since 1981 investing in residential and commercial properties, notes, and tax liens. He has provided real estate education for thousands of real estate entrepreneur as well as worked as a lender, mortgage professional, and investor. Since 1993, Mr. Hennigan has worked on pro-real estate legislation and has worked against legislation he believed to harmful to the real estate industry and real estate entrepreneurs. (See "Officers and Key Personnel of the Company" on page 33.)

Corporate History

We were organized in the State of Nevada in November 2012, and our principal executive offices are located at 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258. REIA Investments' telephone number is (210) 979-0700. REIA Investments' website address is www.reiainvestments.com. The information contained on our website is not incorporated by reference into this prospectus.

Employees

We are a development stage company and have no employees. Thomas Hennigan, who is the sole Member of our Managing Member, will run our day to day operations. We look to Mr. Hennigan for his entrepreneurial skills and talents. It is Mr. Hennigan who provided us our business plan. For a discussion of Mr. Hennigan's experience, please see "Director, Executive Officers, Promoters and Control Persons." Initially Mr. Hennigan will coordinate all of our business operations. Mr. Hennigan has provided the working capital to cover our initial expense. We plan to use consultants, attorneys, accountants, and technology personnel, as necessary and do not plan to engage any additional full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. We may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees: however we do not intend to hire these individuals within the next 12 months. A portion of any employee compensation likely would include the right to acquire our stock, which would dilute the ownership interest of holders of existing shares of our common stock.

Mr. Hennigan is spending the time allocated to our business in handling the general business affairs of our company such as accounting issues, including review of materials presented to our auditors, working with our counsel in preparation of filing our Form 1-A, and developing our business plan and overseeing the technological aspects of our business, including the analysis of various software companies capable of generating the type of software we require.

OFFERING PRICE FACTORS

Our offering price is arbitrary with no relation to value of the company. This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares offered under this prospectus.
If the maximum amount of Preferred Membership Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Preferred Membership Interests outstanding.

If the minimum amount of Preferred Membership Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Preferred Membership Interests outstanding.

The Management believes that if the maximum amount of the Preferred Membership Interests the price per Unit value will be $1.00 per Unit for a total of $5,000,000.

The Management believes that if the minimum amount of the Preferred Membership Interests the price per Unit value will be $1.00 per Unit for a total of $1,000,000.

USE OF PROCEEDS

The following table contains information about the estimated use of the gross proceeds of this offering assuming all Units are sold and the maximum proceeds of $5,000,000 are raised. Many of the figures represent our best estimate since we cannot now precisely calculate the figures.

	Minimum Offering		Maximum Offering	
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$1,000,000	100%	$5,000,000	100%
Offering Expenses[1]	$30,000	3.0%	$30,000	0.6%
Selling Commissions & Fees[2]	$0	0%	$0	0%
Net Proceeds	$970,000	97.0%	$4,970,000	99.4%

Property Purchases[3]	$460,000	46.0%	$2,435,000	48.7%
Note Purchases[4]	$460,000	46.0%	$2,435,000	48.7%
Working Capital[5]	$50,000	5%	$100,000	2.0%
Total Use of Proceeds	$1,000,000	100.0%	$5,000,000	100.0%

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2]The Company does not intend on utilizing a broker dealer to sell the Units herein, however, the Company may compensate REIA groups for introductions to investors and may compensate the REIA groups with a finder's fee from the Manager's share. Such finder's fees will be memorialized in an agreement between the Manager and the REIA group. The REIA group will not act as an agent to the Company and will only be compensated for introductions to Subscribers. Finder's fees will not come from the proceeds of this Offering and ONLY will be derived from profits paid to the Manager. The Finder's fee agreement, that has not yet been developed or entered into and one may never develop. If the Manager does enter into a finder's fee agreement with any such group, the agreement will state: 1.) That such finder's fees will not be derived from investor's funds and 2.) that the REIA group is to only make a mere introduction and not to act as an agent for the Company.

3. Although we expect proceeds for purchases of notes and properties to be evenly divided, there can be no guarantee as purchases will depend highly on the availability of notes and properties and the price/value such notes and properties are offered at. We will attempt to equally purchase both notes and properties. These costs include the amount required for administrative, legal, and due diligence fees associated with an individual property, note, or bulk purchase.

4. Although we expect proceeds for purchases of notes and properties to be evenly divided, there can be no guarantee as purchases will depend highly on the availability of notes and properties and the price/value such notes and properties are offered at. We will attempt to equally purchase both notes and properties. These costs include the amount required for administrative, legal, and due diligence fees associated with an individual property, note, or bulk purchase.

5. Working capital shall include ongoing office expenses, telephone, utilities, answering services, bookkeeping and accounting services, and marketing services. We do not expect that any of these funds will reimburse Mr. Hennigan for his contributions thus far. Mr. Hennigan will only be compensated for those expenses related to the Offering.

We do not anticipate having any cash flow or liquidity problems in the next 12 months. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. None of the Company's trade payables have not been paid within the stated trade terms. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

We believe that the proceeds from this offering will satisfy the Company's cash requirement for the next 12 months and we do not believe it will be necessary to raise additional funds.

CAPITALIZATION

The following summary financial data should be read in conjunction with "*Management's Discussion and Analysis and Results of Operations*" and the Financial Statements and Notes thereto, included elsewhere in this prospectus. The balance sheet data as of the year ended December 31, 2012 is derived from our unaudited financial statements.

		As of March 31, 2013	**as of December 31, 2012**
Assets			
Cash		**11,085**	**15,603**
TOTAL ASSETS	**$**	11,085	**15,603**
Liabilities and Member's Equity (Deficit)			
Accounts Payable		**0**	**750**
Net Assets Attributable to the Member	$	11,085	14,853

	As of April 30, 2013	Amount Outstanding if Minimum Sold	Amount Outstanding if Maximum Sold
Preferred Membership Interests	$0	$1,000,000	$5,000,000
Common Membership Interests	$30,000	$30,000	$30,000

Number of Class of Preferred	Par Value Shares Authorized	Per Share
5,000,000	$1.00	$1.00

DESCRIPTION OF SECURITIES

The securities being offered hereby are:
[ ] Common Stock
[ ] Preferred or Preference Stock
[] Notes or Debentures
[X] Units of two or more types of securities composed of: Preferred Units in three separate series (A, B, C) in a Limited Liability Company
[ ]Other:____

These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[X] [] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ________________________
Explain:

Are the securities convertible?
[ ] Yes [X] No
If so, state conversion price or formula. Date when conversion becomes effective: ____ /____ /____ Date when conversion expires: ____ /____ /____

(a) If securities are notes or other types of debt securities:
(1) What is the interest rate?
If interest rate is variable or multiple rates, describe: ________________
(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe: (3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ____
(4) Is there a trust indenture? [] Yes [X] No
Name, address and telephone number of Trustee
(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices: __________________________________
(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ____________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination
N/A.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0
How much indebtedness is junior (subordinated) to the securities? $0

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? [X] Yes [ ] No
Are securities callable? [X] Yes [ ] No
Explain:
The Manager may return the Capital Contribution along with accumulated returns that have not yet been distributed to any Member at any time.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
None.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $0

PLAN OF DISTRIBUTION

This Offering shall remain open for one year following the Qualification Date of this Offering.

The Preferred Units are self underwritten and are being offered and sold by REIA Investments on an minimum/maximum basis. No compensation will be paid to REIA Investments, REIA Investments Management, REIA Investments' manager, or any affiliated company or party with respect to the sale of the Preferred Units. This means that no compensation will be paid with respect to the sale of the Preferred Units to Thomas Hennigan. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither REIA Investments, REIA Investments Management, nor Thomas Hennigan conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers. All subscription funds which are accepted will be deposited directly into REIA Investments' segregated escrow account at _______________. Subscription funds placed in the escrow account may only be released if the Minimum Offering Amount is raised within the Offering Period, in accordance with the Escrow Agreement between _______________ and REIA Investments (see Exhibit XX). The purchase price for the Preferred Units is $1, with a minimum purchase of one thousand Preferred Units. The Company will raise a minimum of $1,000,000 prior to funds being released to REIA Investments. If REIA Investments does not raise the Offering Amount within the Offering Period, all proceeds raised to that point will be promptly returned to subscribers of Preferred Units pro-rata, with interest, if any. Subscription Agreements are irrevocable.

REIA Investments plans to primarily use the Managing Member of the Managing Member, Tom Hennigan's, current network of real estate investors of which he already has a pre-existing relationship to solicit investments. REIA Investments, subject to Rule 256 of the 33 Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet. REIA Investments plans to solicit investors using the Internet through a variety of existing Internet advertising mechanisms, such as search based advertising, search engine optimization, and the Company website. The Company website has not yet been developed and may never be. Mr. Hennigan, the Managing Member of our Managing Member will mostly use his existing network with the real estate investment clubs throughout the country to solicit investors.

Please note that REIA Investments will not communicate any information to prospective investors without providing access to the Prospectus. The Prospectus may be delivered through the website that is not yet developed, through email, or by hard paper copy.

However received or communicated, all of our communications will be Rule 256 compliant and not amount to a free writing prospectus. We will not orally solicit investors and no sales will be made prior to this offering statement being declared qualified and a final Prospectus is available. The screens within the REIA Investments web site will be REIA Investments project specific, including the "Home," "How REIA Investments Works," "Invest," "Blog," and "FAQ" pages. The policies, management, and contact sections will also be REIA Investments specific.

Prior to any investment dollars or subscription agreements are accepted, REIA Investments will determine which state the prospective investor resides. Only if the prospective investor resides in a state in which the Units have been registered, will they be allowed to subscribe for the number of Preferred Units they would like to purchase and agree to the terms and conditions of the Subscription Agreement that is also available for downloading and printing, including any state-specific suitability requirements. Investments will be processed on a first come, first served basis, up to the Offering Amount of $5,000,000.

The Offering Period will commence upon the Offering Statement being declared qualified. The investing section of REIA Investments' website will be coded to only allow access to those prospective investors that reside in jurisdictions where the offering is registered and meet any state-specific investor suitability standards, such as income, asset, or maximum investment limitations. Prospective investors must provide their addresses and zip codes.

Prospective investors must be a member in good standing of a Real Estate Investment Association (REIA). This requirement is to assure that prospective investors are somewhat educated on real estate and real estate related investments prior to investing. The Company will verify membership by contacting and consulting with the applicable REIA group to verify membership. The Company will merely ask if the prospective Member is a member in good standing with the REIA group. The Company will not have any minimum education requirements of prospective Members. The Company will conduct on-going checks of Members standing with a REIA group and will allow for Members flexibility in joining other REIA groups. The Company will only verify membership with a REIA group upon subscription.

REIA Investments is a statutory underwriter and will be required to comply with all obligations imposed on statutory underwriters under the 33 Act.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The following table sets forth information about our executive officers and directors as of the date of this prospectus:

Thomas "Tom" Hennigan, 71, is the Managing Member and sole Member of our Managing Member, REIA Investments Management, LLC. REIA Investments Management, LLC was organized in November 2012.

Mr. Hennigan has had a lengthy history in the real estate industry: In the fall of 1981, Tom became full-time real estate investors; buying, rehabbing, selling and renting up to 25 single family homes a year. In May 1988 Tom began brokering private mortgages and purchasing partials. In 1991 his investments turned almost exclusively to real estate paper (purchasing discounted private mortgages, tax deeds & hard money loans). In 1984, Tom began instructing classes for New Orleans REIA members. (Contracts, Bond for Deed a.k.a. Land Contracts, Financial Calculators and Time Value of Money) Tom also taught "Seller Financing" and "Bond (Contract) for Deed" classes to thousands of licensed real estate agents from 1989 thru 2001. Attendees for his classes qualified for 4 hours of CEC from Louisiana Real Estate Commission. Contract and Mortgage Servicing- In February 1985, Tom founded Escrow Servicing, Inc., to service the private mortgages and land contracts that the agents produced. The portfolio of mortgages and land contracts being serviced provided a gold mine for investment opportunities. In 1995, Tom's company became a Licensed Mortgage Lender. In 2002, Tom sold the $100+ million servicing portfolio to a national company and went into semi-retirement to manage his Self-Directed Roth IRA.

Tom purchased his first tax deeds in October 1982 with an initial investment of $2,500.00. The "on the job training" proved that tax deeds were an ideal passive investments for his IRA account. Then Roth IRA became available in 1997 and he converted his regular IRA and Simple IRA investments into the Roth IRA. Tom became involved in the legislative process in April of 1993 when he learned about proposed legislation that would have been disastrous to property owners, as well as investors and other buyers. Tom "rallied the troops" and delivered over 100 buyers, sellers, real estate agents and investors to the committee hearings. After he testified before the Civil Law Committee about the value of Land Contracts to Louisiana citizens, the proposed legislation died and never made it out of committee. With victory at one session, Tom knew that the opponents (bankers and mortgage companies) would be back the following year with more ammunition. So Tom didn't just quit there, he began to invest in the political process (both time & money) and countered the opponents by proposing legislation designed to strengthen the status of bond for deed with additional protection for the buyer.

Competing bills forced the Legislature to refer the matter to Louisiana Law Institute Committee for review. Tom became the only non-attorney appointed to the Law Institute Committee on Bond for Deed. By the time the committee wrote its recommendations, Tom views were in the majority and the committee wrote the legislation requiring "Licensed and Bonded Escrow Agents for Bond for Deed" to process payments and recommending Homestead Exemption status for "purchasers of real estate under Bond for Deed who occupy the property as their home." Both bills passed, Bond for Deed became respectable and Escrow Services, Inc., became the largest service company as a Licensed Escrow Agent in Louisiana. Today, Mr. Hennigan still contributes to political campaigns and keep abreast of proposed legislation that could affect his holdings in Louisiana.

Mr. Hennigan served as the President of the New Orleans Real Estate Investment Association starting in 1984. During his tenure, he grew the group to 800 paid members. He also founded the National Leadership Congress (NLC) with the first meeting on October 17, 1985 in New Orleans. Several years later, NLC became Real Estate Leadership Association of America and then in 1995 the members elected to incorporate as the National Real Estate Investors Association Inc.

Mr. Hennigan recently founded the Alamo REIA and was elected to the Board of Directors for National REIA. He resides in San Antonio, TX.

Mr. Hennigan has never raised money from outside investors. In the past 10 years, Mr. Hennigan has purchase 708 tax liens in the state of Louisiana with a total tax lien investment properties of $1,870,974. Of these, 96% were residential properties and 4% were commercial properties He has sold 652 properties and still owns 56 properties. Fortunately, besides the changing of rules and laws in the jurisdiction which Mr. Hennigan invests, Mr. Hennigan has not suffered any adverse business developments. In the past 10 years, Mr. Hennigan has also purchased 33 first lien notes. Of these, one was in Montana, 18 in Florida, 5 in Texas, and 9 in Louisiana. He invested a total of $938,637 and all of the liens were on residential properties. 9 of the liens were paid off and 24 remain active.

Mr. Hennigan intends to spend 60% of his time on Company matters.

Advisory Board

Mr. Hennigan has established an Advisory Board in order to evaluate both investment policies, investments, and Membership policies. The Advisory Board currently serves without compensation and advises Mr. Hennigan as need be and at quarterly conference calls. The Advisory Board is a volunteer board and has no existing obligation to the Company. In the future, if cash flow and profits permits, Mr. Hennigan may offer compensation to the Advisory Board members in terms of compensation directly from the Management in the form of cash or equity.

Tim Norris is the President of the National Real Estate Insurance Group and Affinity Group Management focusing on providing insurance for the commercial and investment residential real estate community. He also serves as the Treasurer of the National Real Estate Investors Association, a national real estate investor organization. Previously, four approximately four years, Mr. Norris served as a Board Member of the Real Estate Investor Association of Great Cincinnati and a Member of the National Real Estate Insurance Group. From 1991 to 2008, Mr. Norris owned and operated the Norris & Associates Insurance Agency, Inc.

Dr. Albert Lowry is a professional real estate investor, speaker, and author. Aside from earning his Ph.D. in Business Administration, Dr. Lowry has written and published over 20 books. His first, *How You Can Become Financially Independent by Investing in Real Estate*, earned the distinguished Best Sellers List of the New York Times for three consecutive years. As a result of earning many professional real estate designations, Dr. Lowry was hand-picked to teach the very first Master's Degree Program in Real Estate. Al Lowry was named to the Academy of American Exchangers Hall of Fame, which is considered the highest single honor accorded any individual engaged in real estate.

Several years ago, Dr. Lowry began holding real estate investment seminars in major cities worldwide, where he has been influential in teaching his methods to real estate professionals, famous millionaires, renowned experts, and everyday people. Dr. Albert Lowry started the original Real Estate Investors' Association (REIA), and now they have flourished worldwide, with over 3,000 in the United States alone.

Rebecca McLean is currently Executive Director of National REIA, ARPOLA, REIA of Greater Cincinnati, Kentuckiana REIA, the Kentucky Chapter of CCIM, and the Kentucky Real Estate Exchangors. She is the Assistant Vice President of the Greater Cincinnati Northern Kentucky Apartment Association. She also assists, through her company Association Resources, the Greater Dayton REIA, Diversified Investors Group and the Kentucky Commercial Real Estate Conference.

Rebecca is originally from Southeastern Kentucky. She attended Union College where she earned a Bachelor of Science degree in Accounting and Business Administration with minors in English and Economics. She graduated in three years Magna cum Laude. She interned in accounting at Evans, Phillips, and Associates and upon graduation moved to Lexington, KY to join J.C. Bradford & Co., LLC., a regional securities firm.

Upon her move to Cincinnati she chose to utilize her skill in working with people through a human resources training position with PepsiCo. After instructing many in this position she decided to focus on a more fulfilling training position with GSA Inc. assisting individuals in career placement and job readiness training.

Rebecca began as a financial consultant to the Apartment Association but soon joined the organization full time to assist them in pursuing their goals of growth and community outreach. Her main focus with GCNKAA was developing non-dues revenue sources for the association and coordinating the Building Better Communities Program, a joint venture with the City of Cincinnati. She has written programs that are being utilized nationwide for community development and creating partnerships. These programs have been recognized throughout Ohio and beyond, as evidenced by the Ohio Community Policing Governor's Award of Excellence for Special Needs Initiative, the NAA Victor Award, the ASAE AAA Award and the CSAE statesman award.

When priorities shifted with the birth of her first child, Rebecca took time off to develop her own consulting firm, specializing in Small Business Development, which allowed her to integrate family and career. This eventually led her to the Apartment Association where she began her experience in association management. When GCNKAA branched into outside association management, Rebecca was called on to manage the outside contracts. This began her passion for real estate associations and their member investors and landlords.

Through a family business Rebecca has owned and managed as many as 18 single family residences and two commercial buildings which provides a unique perspective on managing real estate associations.

Scott Whaley started out in 1982 as an intern for the Henry S. Miller Co. as a commercial real estate intern. Within 5 short months he had gone full time as an agent. Four years later he opened up his own commercial real estate brokerage and development firm. Eventually moving that company to Nashville, TN and building a $20,000,000 shopping center. Thereafter, Scott went on to work for the RTC (Resolution Trust Corporation) as an asset manager and then spent two year as a mortgage broker and originator.

With a background of over 15 years as a commercial real estate broker, developer and 10 years donating his time as a board member and committee chair for National REIA he brings a unique perspective on what it takes to make it as a professional real estate investor.

Scott is one of only a handful of coaches worldwide to have earned the coveted title of Master Coach for Tony Robbins. Scott also holds numerous certifications in change and peak performance disciplines such as Trainer of NLP (Neuro-Linguistic Programming and Master Hypnotherpist). His experience also includes: Board or Committee Member for the National Real Estate Investors Association for 6 years; creating & operating his own Commercial Real Estate Brokerage and Shopping Center development company; loan officer for Single Family home buyers; asset manager for the RTC (Resolution Trust Corporation); establishing and operating his own promotional and educational companies.

Scott is currently the VP for National REIA and coaches and teaches investors how to build their investing businesses. He also teaches and coaches in peak performance psychology and techniques for investors and business owners nationwide and is always excited to share his experience and life changing message with groups.

M. Jane Garvey is an active investor, landlord, group leader, educator and legislative watchdog. She has been investing since 1979, and has experience and knowledge in many aspects of the business including landlording, rehabbing, financial analysis, foreclosures, deal structuring, and much more.

Jane Garvey has a background in industrial engineering and management sciences, with degrees from Cornell University and Northwestern University. She started investing in real estate in 1979, while teaching in the business school at Loyola University of Chicago. In the spring of 1984, Jane gave up her teaching position to pursue investing on a full time basis. She specializes in rehabs and rentals, and solving real estate problems.

In 1983, Jane co-founded the Chicago Creative Investors Association (www.ccia-info.com), where she currently provides education, motivation, and networking opportunities for over 4000 real estate investors area wide. Jane was instrumental in founding the National Real Estate Investors Association, and served in various capacities on its Board of Directors. Jane was the founding President of the Illinois Rental Property Owners Association, and is still active on its Political Action Committee and as a Vice President.

She has taught real estate investing courses, and written extensively on many aspects of the business. Jane is a highly respected expert with a reputation for providing simple solutions for complex problems.

Jane has been quoted in prominent publications such as CNN/Money, Money Magazine, Smart Money, the Chicago Tribune, The Los Angeles Times, and Kiplinger's Personal Finance on many aspects of the real estate business. She has been interviewed on numerous radio shows, and quoted in many books and newsletters.

Carl Fischer is an Ivy League graduate and third generation real estate developer. Carl began his investing career in the 1970's when he was employed as a rocket scientist at Kennedy Space Center in Cape Canaveral, Florida. He is presently one of the founders and principals in CAMA Self Directed IRA, LLC (dba CamaPlan). CamaPlan is a national company headquartered in Blue Bell, PA.

Carl has implemented plans and managed over 20 million dollars in real estate transactions. His real estate investments include commercial and residential properties, including real property, notes, and mortgages. He has been able to increase his personal net worth and control many endeavors with the self-direction tools available. In addition to his hands on experience, he has the opportunity to speak to many groups including real estate investors and brokers, CPA's, financial advisors, and mortgage professionals about the power and possibilities of IRA, 401k, and qualified plan self-direction. He presently has investments in PA, NJ, NY, FL, NC, and WI.

Carl's unique background, education, experience, and empirical information relating to business, finance, technical requirements, scheduling and overall management makes him a key element in the success of his clients controlling their own financial future.

Anna Mills is a realtor in Ohio & Michigan for 30+ years and holds top designations as an Investor Specialist, Certified on Distressed Property & Short Sales, VIP Relocation, Tax Reduction work, Professional Housing Provider and Court Appraisals. Early in her career, she became a builder and an investor by acquiring properties (no money down). She currently holds

12 professional real estate & contractors licenses including the skill trades of plumbing, heating, electrical contractor, lead paint Supervisor & Contractor.

Anna Mills is the current President of 'Toledo Real Estate Investors Assn' and past president of Ohio Real Estate Investors (OREIA), and National Real Estate Investors Assn. (NaREIA). Besides rebuilding Toledo neighborhoods, one rehab house at a time, Toledo REIA also created the "Donate-a-House" program with all the profits going back into the community through Northwest Ohio Food Bank.

Ms. Mills co-authored the 'Landlord Tenant Handbook' and also speaks and teaches landlord workshops for the local housing authority, nationwide REIAs, and area banks. She has spoken as far away as Australia & New Zealand through Lourdes College. Anna is past president of Toastmasters with an Advanced Toastmaster (CTM) Silver designation, has been a member of Women's Council of Realtors (WCR), and Women's Entrepreneurial Network (WEN).

Vena Jones-Cox is a 20+ year veteran of the residential investment real estate market, and is a nationally-known expert in small residential real estate investing. She has been a principal in over 500 including wholesale real estate, rental properties, lease/options, land/contracts, defaulted notes, and apartment buildings. She is the past president of the Ohio Real Estate Investors Association and the National Real Estate Investors Association, and host of Public Radio's Real Life Real Estate Investing. Her wide range of education, experience, and national contacts makes her key in acquisition and disposition of distressed assets.

Limitations on Managers' and Managing Members' Liability and Indemnification Agreements

As permitted by Nevada law, our amended and restated certificate of organization and operating agreement contain provisions that limit or eliminate the personal liability of our directors for breaches of duty to the corporation. Our amended and restated certificate of organization and operating agreement limit the liability of directors to the fullest extent permitted under Nevada law. Nevada law provides that management of a limited liability company will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our Members;
- any act or omission not in good faith, believed to be contrary to the interests of the company or its members, involving reckless disregard for the director's duty, for acts that involve an unexcused pattern of inattention that amounts to an abdication of duty, or that involves intentional misconduct or knowing or culpable violation of law;
- any unlawful payments related to dividends, unlawful stock repurchases, redemptions, loans, guarantees or other distributions; or
- any transaction from which the director derived an improper personal benefit.

These limitations do not affect the availability of equitable remedies, including injunctive relief or rescission. As permitted by Nevada law, our amended and restated certificate of organization and operating agreement also provide that:

- we will indemnify our directors and managers to the fullest extent permitted by law;

- we may indemnify our other employees and other agents to the same extent that we indemnify our managers and directors; and

- we will advance expenses to our directors and managers in connection with a legal proceeding, and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

The indemnification provisions contained in our amended and restated certificate of organization and operating agreement are not exclusive.

DIRECTORS OF THE COMPANY

We currently do not have a Board of Directors. When our business becomes more established, we hire additional employees, and have a greater need, the Manager will work towards establishing a proper Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation earned from inception to November 30, 2012 by each person serving from inception to November 30, 2012as our principal executive officer or other executive officer, who we collectively refer to as our "named executive officers" or "Manager"

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation(1)
Thomas Hennigan, Managing Member of the Managing Member	2012	$0	$0	$0	100 UNITS
Thomas Hennigan, Managing Member of the Managing Member	2013	$0	$0	$0	$0

1. For his organizing of our Company, the business plan development, putting together of this offering, our initial capitalization of $30,000, and other related services, the Managing Member of our Managing Member, Thomas Hennigan, was awarded 100% of the available Common Units of the Company.

The Manager shall receive reimbursement for expenses incurred on behalf of the Company. However, Mr. Hennigan's contribution of $30,000 is NOT reimbursable and is considered paid in capital for which Mr. Hennigang received 100% of the Common Units of the

Company. Mr. Hennigan is not seeking reimbursement for his initial $30,000 investment, but may seek reimbursement for future expenses incurred. We currently do not have any financinag terms with Mr. Hennigan. The Manager will also receive all distributions available AFTER the Members holding Preferred Units have received their Preferred Return, annualized, paid quarterly.

PRINCIPAL MEMBERS

	Class of Units	Average Price Per Unit	No. of Units Now Held	% of Total	No. of Units After Offering if All Securities Sold	% of Total
REIA Investments Management, LLC Thomas Hennigan, Managing Member 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258. (210) 979-0700.	Common (1)	$300	100	100%	100 (2)	100% (3)

(1) REIA Investments Management, LLC was issued all of our Common Units. No other person or entity is entitled to such interests and no other interests shall be distributed.
(2) These units are not hereby registered and will not be sold.
(3) The Managing Member has no intention of selling any of the units herein listed and thus, will continue to own 100% of the Common Units.

TRANSACTIONS WITH RELATED PERSONS

Since our inception, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates and immediate family members of our directors, executive officers (or our "Manager") and 5% Unit holders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Thomas Hennigan, our Manager, was issued 100% of the Common Units available of the Company. There are no other Members of the Company.

It is currently not anticipated that any notes or properties herein proposed to be acquired will be acquired from Mr. Hennigan or a related party.

Participation in Units

Our Manager and 5% Member may purchase Units.

Financing Arrangements with Significant Members, Managers, Directors and Officers

The Manager intends to contribute up to $20,000 more as a capital contribution for which he will not seek any reimbursement.

The Manager shall receive reimbursement for expenses incurred on behalf of the Company. So long as expenditures are under $1,000 in any given month, no such expenses will incur any interest and no agreement will be entered into as it is expected that the Manager will be merely reimbursed on a dollar for dollar basis.

If expenses are greater than $1,000 and are not reimbursed because the Company is unable to reimburse the Manager, may enter into a financing agreement with the Company in accordance with 3.9.1 of the Operating Agreement:

It shall be the responsibility of the Manager to arrange temporary or permanent financing for the Company in such amount(s) as reasonably necessary for the proper management of the Company, both in form and upon commercially reasonable terms and at competitive rates. The Manager shall execute any and all loan documentation as required for obtaining such financing, including, without limitation, security agreements, mortgage notes and trust deeds.

Our operating agreement provides that we will indemnify our Manager to the fullest extent permitted by Nevada law.

LITIGATION

From time to time, the Company may be subject to litigation. However, at the time of this Offering, the Company knew of no pending litigation and is currently not subject to any judgments, liens or litigation.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain relevant federal income tax considerations resulting from an investment in the Company, but does not purport to cover all of the potential tax considerations applicable to any specific purchaser. Prospective investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law. The Company will not seek, and therefore will not obtain, an opinion of counsel as to any tax consequences intended to result from an investment in the Company.

Taxation of Undistributed Fund Income (Individual Investors)

Under the laws pertaining to federal income taxation of limited liability companies that are treated as partnerships, no federal income tax is paid by the Company as an entity. Each individual member reports on his federal income tax return his distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Each individual member partner may deduct his distributive share of Fund losses, if any, to the extent of the tax basis of his Units at the end of the Company year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the member as it was for the Company. Since individual members will be required to include Fund income in their personal income without regard to whether there are distributions of Fund income, such investors will become liable for federal and state income taxes on Fund income even though they have received no cash distributions from the Company with which to pay such taxes.

Distributions of Income

To the extent cash distributions exceed the current and accumulated earnings and profits of the Company, they will constitute a return of capital, and each Member will be required to reduce the tax basis of his Units by the amount of such distributions and to use such adjusted basis in computing gain or loss, if any, realized upon the sale of Units. Such distributions will not be taxable to Members as ordinary income or capital gain until there is no remaining tax basis, and, thereafter, will be taxable as gain from the sale or exchange of the Units.

Tax Returns

Annually, the Company will provide the Members sufficient information from the Company's informational tax return for such persons to prepare their individual federal, state and local tax returns. The Company's informational tax returns will be prepared by certified public accountants selected by the Manager.

Unrelated Business Taxable Income

Units may be offered and sold to certain tax exempt entities (such as qualified pension or profit sharing plans) that otherwise meet the investor suitability standards described elsewhere in this Offering Circular. (See "Investor Suitability Standards.") Such tax exempt entities generally do not pay federal income taxes on their income unless they are engaged in a business which generates "unrelated business taxable income," as that term is defined by Section 513 of the Code. Under the Code, tax exempt purchasers of Units may be deemed to be engaged in an unrelated trade or business by reason of interest income earned by the Company. Although interest income (which will constitute the primary source of Fund income) ordinarily does not constitute an item of unrelated business taxable income, this exclusion does not apply to the extent interest income is derived from "debt-financed property." To increase Fund profits or increase Fund liquidity, the Managers may borrow funds in order to invest in properties. This "leveraging" of the Company's property portfolio will constitute an investment in "debt-financed property" will be unrelated business income taxable to ERISA plans. Unrelated business income is taxable only to the extent such income from all sources exceeds $1,000 per year. The remainder of a tax exempt investor's income will continue to be exempt from federal income taxes to the extent it complies with other applicable provisions of law, and the mere receipt of unrelated business income will not otherwise affect the qualification of an IRA or ERISA plan under the Code. The Manager does not anticipate that the Company will ever earn so much unrelated business taxable income as to exceed this $1,000 threshold for any tax exempt investor.

Rents from real property and gains from the sale or exchange of property are also excluded from unrelated business taxable income, unless the property is held primarily for sale to customers or is acquired or leased in certain manners described in Section 514(c)(9) of the Code. Therefore, unrelated business taxable income may also be generated if the Company operates or sells at a profit any property, but only if such property (1) is deemed to be held primarily for sale to customers, or (2) is acquired from or leased to a person who is related to a tax- exempt investor in the Company.

The trustee of any trust that purchases Units in the Company should consult with his tax advisors regarding the requirements for exemption from federal income taxation and the consequences of failing to meet such requirements, in addition to carefully considering his fiduciary responsibilities with respect to such matters as investment diversification and the prudence of particular investments.

SUMMARY OF OPERATING AGREEMENT

The following is a summary of the Operating Agreement for the Company dated as of November 27, 2012, and is qualified in its entirety by the terms of the Operating Agreement itself. Potential investors are urged to read the entire Operating Agreement which is set forth as Exhibit A to this Offering Circular.

Membership Classes

The Company currently has two outstanding membership classes: (i) the Common Units issued to the Manager; and (ii) the Preferred Units being offered as Units to new members in three different classes: Class A, Class B, and Class C.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and The Nevada Revised Limited Liability Company Act (the "Act") and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and Act. Preferred Members who become Members in the Company in the manner set forth herein will be responsible for the obligations of the Company and will be liable only to the extent of their agreed upon capital contributions. Members may be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have no control over the management of the Company whatsoever except a Member Majority may elect a new successor manager upon the cessation of a Manager for any reason (such as the withdrawal or resignation). It will be impossible for the Members to remove a Manager or, for that matter, make any of the decisions above, without the consent of the Managers.

Capital Contributions

Preferred Units in the Company will be sold in Units of $1 each. No person may initially acquire less than 25,000 Units, unless the Managers exercise the right in their discretion to issue fractional Units. For purposes of meeting this minimum investment requirement, a person may cumulate Units he or she purchases individually or with ERISA funds with Units purchased by his or her spouse or related family members, all at the discretion of the Manager. To purchase Units an investor must deliver to the Company a Subscription Agreement.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on specified matters, the Manager will have complete charge of the business of the Company. The Manager is not required to devote full time to Fund affairs but only such time as is required for the conduct of Fund business. The Manager acting alone has the power and authority to act for and bind the Company.

The Manager is granted the special power of attorney of each Member for the purpose of executing the documents which the Members have expressly agreed to execute and deliver or which are required to be executed, delivered and/or filed under applicable law.

Profits and Losses

Losses for any Allocation Year shall be allocated among the Members in proportion to their positive Capital Account balance, until the balance of the Capital Account balance equals zero. Thereafter, all losses shall be allocated in accordance to the individual Members' invested capital. Profits shall be similarly allocated, but profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with the amount of the Members' distributive share.

Cash Distributions

Promptly after the end of each quarter, the Company will make distributions of Cash Available from Operations in amounts to be determined at the sole discretion of the Manager, as follows:

1. First, to the Class A, Class B, and Class C Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount equal to their Class Preferred Return, annualized, on their Capital Contributions. Class Preferred Return shall mean the preferred return designated to a particular class of Preferred Members. Those Class A Preferred Members shall receive a Class Preferred Return of 7% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 6% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 5% annualized.
2. Then, to the Manager, in an amount equal to all remaining distributable Cash Available From Operations, as determined by the Manager, after the distributions to the Preferred Members as set forth in 1 above

Capital Transactions

In the event of a Capital Transaction (as defined in the Operating Agreement of the Company), the proceeds from such a Capital Transaction will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

1. First, to the Preferred Members, in an amount equal to 100% of that portion of each Preferred Member's capital account allocated to the property involved in the Capital Transaction, based upon the cost of that property as a percentage of the cost of all properties purchased by the Company ("**Cost Basis**").
2. Second, to the Preferred Members holding Class A, Class B, and Class C Units, in accordance with their Percentage Interests, until the Preferred Members have received total distributions equal to their designated Class Preferred Return per annum return on their aggregate Capital Contributions.
3. Third, to the Manager, in an amount equal to all remaining proceeds from the capital transaction.

Capital Account Maintenance

The Manager will establish a capital account for each Preferred Member which will, upon admission to the Company, be credited with the amount paid by such Preferred Member for the purchase of Units. Thereafter, Preferred Members' capital account balance will be increased on a quarterly basis by: (i) the Preferred Members' pro rata share of any net income earned by the Company in such period; and (ii) any additional capital contributions made by the Preferred Members during such period through the purchase of additional Units. Preferred Members' capital account balance will be reduced on a quarterly basis by the amount of cash distributions made to the Preferred Members.

In the event any interest in the Company is transferred according to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

Meetings

The Manager may call a meeting of the Company. Unless the notice otherwise specifies, all meetings will be held at the office of the Company.

Accounting and Reports

Quarterly Reports

The quarterly reports will provide the following information:

(a) the location and a description of the general character of all materially important real properties acquired or presently intended to be acquired by or leased to the program, during the quarter,

(b) the present or proposed use of such properties and their suitability and adequacy for such use,

(c) the terms of any material lease affecting the property,

(d) the proposed method of financing, including estimated down payment, leverage ratio, prepaid interest, balloon payment(s), prepayment penalties, due-on-sale or encumbrance clauses and possible adverse effects thereof and similar details of the proposed financing plan,

(e) a statement that title insurance and any required construction, permanent or other financing and performance bonds or other assurances with respect to builders have been or will be obtained on all properties acquired, and

(f) a statement of the amount of proceeds in the program which remain uncommitted or unexpended, stated as both a dollar amount and percentage of the total amount of the offering proceeds

Annual Reports

The Manager will cause to be prepared and furnished to the Members an annual report of the Company's operation, which will include financial statements audited by an independent accounting firm. Within six months of the close of the year covered by the report, a copy or condensed version will be furnished to the Members. The Members will also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within 90 days after the end of the year. Any Member may inspect the books and records of the Company at all reasonable times and upon reasonable prior notice to the Manager.

Amendment of the Agreement

The Operating Agreement may be amended by the Manager alone.

Withdrawal from Fund

A Member that wishes to withdraw from the Company may ask for the return of their Capital Account one year from the date their Subscription Agreement has been accepted by the Company ("Withdrawing Member.") The Withdrawing Member must submit their request in writing to one of the following:

By email:
XXXXXXXXX

By U.S. Mail: PO BOX 591279
San Antonio, TX 78259

The requesting Member must explicitly state the amount that it is requesting to withdraw and the date of such request. ("Notice")

The amount that a Withdrawing Member will receive from the Company is based on the Withdrawing Member's capital account. A capital account is the amount that the Withdrawing Member paid in cash to the Company less any withdrawals. Although Members are allowed to request the return of their Capital Account, it is solely to the discretion of the Manager to return such Capital Account before the Manager distributes the return of Capital Accounts expected to happen between years five and seven of the Company. The Manager will not establish a Reserve Account for such requests.

Exit Strategies

It is the intent of the Manager to provide an exit strategy to the within five to seven years of the date of this offering.

The Manager will make a decision regarding the appropriate exit strategy at the time in accordance with market conditions. Please see the risk factor regarding exit strategies on page 11.

Dissolution and Winding-Up

The Company may be dissolved upon (i) the entry of a decree of judicial dissolution; or (ii) the sale of all or substantially all of Company's assets. Upon dissolution of the Company, all Preferred Members will participate in the Company's liquidating distributions in proportion to their relative capital accounts.

Limitations on Transferability

The Operating Agreement places substantial limitations upon transferability of membership interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase a Unit in this offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled.

Term of the Company

The Manager intends to operate the Company until a dissolvable event.

Mediation and Arbitration

Any dispute between the parties in connection with the Operating Agreement is subject to certain mediation and arbitration requirements set forth in the Operating Agreement. Potential investors should review such requirements and limitations prior to investing.

REIA INVESTMENTS L.L.C.
(a Development Stage Company)
FINANCIAL STATEMENTS

December 31, 2012
(Audited)
March 31, 2013
(Unaudited)

FINANCIAL STATEMENTS

Report of Independent Auditor	F-2
Balance Sheet for the period ended December 31, 2012 (audited)	F-3
Statements of Operations from inception to December 31, 2102 (audited)	F-4
Statements of Changes in Net Assets Attributable to the Member from inception to December 31, 2012 (audited)	F-5
Statements of Cash Flows from inception to December 31, 2012 (audited)	F-6
Balance Sheet for the period ended March 31, 2013 (unaudited)	F-7
Statements of Operations for the three months ended March 31, 2013 (unaudited)	F-8
Statements of Changes in Net Assets Attributable to the Member from inception to March 31, 2013 (unaudited)	F-9
Statements of Cash Flows from inception to March 31, 2013 (unaudited)	F-10
Notes to Financial Statements	F-11

Stan J.H. Lee, CPA
2160 North Central Rd Suite 209 * Fort Lee * NJ 07024
P.O. Box 436402* San Diego* CA 92143-9402
619-623-7799 * Fax 619-564-3408 * stan2u@gmail.com

Report of Independent Auditors

Member and Management of
REIA INVESTMENTS L.L.C.

We have audited the accompanying balance sheets of REIA INVESTMENTS L.L.C. (the "Company") as of December 31, 2012 and the related statements of operations and statement of changes in net assets attributable to the member and cash flows for the period beginning November 27, 2012 (inception) to December 31, 2012 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 3, the Company has had no revenues since inception. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in the financial statements, which includes the raising of additional equity financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and the results of its operations and its cash flows for the period aforementioned then ended in accordance with accounting principles generally accepted in the United States.

FINAL DRAFT

____

Stan J.H. Lee, CPA
Fort Lee, NJ 07024 US
January 22, 2013

REIA Investments L.L.C.

(A Development Stage Company)

Balance Sheets

		as of December 31, 2012
Assets		
Current Assets		
Cash		15,603
Total Current Assets		15,603
TOTAL ASSETS	**4**	**15,603**
Liabilities and Member's Equity (Deficit)		
Current Liabilities		
Accounts Payable		750
Total Current Liabilities		750
Total Liabilities		**750**
Net Assets Attributable to the Member	$	14,853

Please see the notes accompanying the financial statements

REIA Investments L.L.C.

(A Development Stage Company)

Statements of Operations

		From November 27, 2012 (inception) to December 31, 2012		Cumulative from Novemb 27, 2012 (inception) to December 3 2012
Revenues	$	-	$	
Total Revenues		-		
Operating Costs				
Legal Fees		12,500		12,5(
Rents		1,897		1,8
Accounting Fees		750		7
Total Operating Costs		15,147		15,1
Other Income (loss)				
Other Income (expense)		-		
Income (Loss) Before Provision for Income Tax		(15,147)		(15,14
Provision for Income Tax		-		
Increase (Decrease) in Net Assets Attributable to the Member from Operations	$	(15,147)	$	(15,14

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)

Statement of Changes in Net Assets Attributable to the Member

	Operating Member	Limited Member	Total
Net assets attributable to the member at November 27, 2012 (inception)	$ -	$ -	$ -
Capital contributions	30,000	0	30,000
Net Income (loss) for the period from November 27, 2012 (inception) to December 31, 2012	(15,147)	-	(15,147)
Balance, December 31, 2012	**14,853**	**-**	**14,853**

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)

Statements of Cash Flow

		From November 27, 2012 (inception) to December 31, 2012		Cumulative from November 27, 2012 (inception) to December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(15,147)	$	(15,147)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Increase in other current asset				
Changes in operating assets and liabilities:				
Increase (decrease) in accounts payable		750		750
Net cash provided by (used in) operating activities		**(14,397)**		**(14,397)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Net cash provided by (used in) investing activities		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in officer advances				
Member Contributions		30,000		30,000
Net cash provided by (used in) financing activities		**30,000**		**30,000**
Net increase (decrease) in cash		**15,603**		**15,603**
Cash at beginning of period		-		-
Cash at end of period	***$***	**15,603**	***$***	**15,603**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during year for :				
Interest	$	-	$	-
Income Taxes	$	-	$	-

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)
Balance Sheets
(unaudited)

	As of [illegible] 2
Assets	
Current Assets	
Cash	
Total Current Assets	
TOTAL ASSETS	4
Liabilities and Member's Equity (Deficit)	
Current Liabilities	
Accounts Payable	
Total Current Liabilities	
Total Liabilities	
Net Assets Attributable to the Member	$

Please see the notes accompanying the financial statements

REIA Investments L.L.C.

(A Development Stage Company)
Statements of Operations
(unaudited)

	For the three months ended March 31, 2013	Cumulative from November 27, 2012 (inception) to March 31, 2013
Revenues	$ -	$ -
Total Revenues	-	-
Operating Costs		
Legal Fees	795	13,865
Rents	2,377	4,274
Accounting Fees	0	750
Office Expense	273	273
Advertising	322	322
Total Operating Costs	3,768	19,665
Other Income (loss)		
Other Income (expense)	-	-
Income (Loss) Before Provision for Income Tax	(3,768)	(19,665)
Provision for Income Tax	-	-
Increase (Decrease) in Net Assets Attributable to the Member from Operations	$ (3,768)	$ (19,665)

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)
Statement of Changes in Net Assets Attributable to the Member
(unaudited)

	Operating Member	Limited Member	Total
Net assets attributable to the member at November 27, 2012 (inception)	$ -	$ -	$ -
Capital contributions	30,000	0	30,000
Net Income (loss) for the period from November 27, 2012 (inception) to December 31, 2012	(15,147)	-	(15,147)
Balance, December 31, 2012	**14,853**	-	**14,853**
Net Income (loss) for the three months ended March 31, 2013	(3,768)	-	(3,768)
Balance, March 31, 2103	**11,084**	-	**11,084**

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)
Statements of Cash Flow
(unaudited)

		For the three months ended March 31, 2013		Cumulative from November 27, 2012 (inception) to December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(3,768)	$	(15,147)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Increase in other current asset				
Changes in operating assets and liabilities:				
Increase (decrease) in accounts payable		0		750
Net cash provided by (used in) operating activities		**(3,768)**		**(14,397)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Net cash provided by (used in) investing activities		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in officer advances				
Member Contributions		0		30,000
Net cash provided by (used in) financing activities		**0**		**30,000**
Net increase (decrease) in cash		**(3,768)**		**15,603**
Cash at beginning of period		**15,608**		-
Cash at end of period	***$***	**11,840**	***$***	**15,603**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during year for :				
Interest	$	-	$	-
Income Taxes	$	-	$	-

Please see accompanying notes.

1. NATURE OF OPERATIONS

("The Company") was formed in the State of Nevada on November 27, 2012 as Limited Liability Company ("LLC") to engage in the creation and development of an investment strategy. The Company is in the development stage with no revenues and a limited operating history.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity". The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated, since inception, have been considered as part of the Company's development stage activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instrument
Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. FASB ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The recorded amounts of financial instruments, including cash equivalents and accounts payable, approximate their market values as of December 31, 2012 and at March 31, 2013

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have any significant impact on the Company's results of operations, financial position or cash flow. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company does not presently have a source of revenue sufficient to cover its operation costs giving substantial doubt for it to continue as a going concern. The Company will be dependent upon the raising of additional capital through acquiring limited partners in order to implement its business plan. There can be no assurance that the Company will be successful in order to continue as a going concern.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

4. RELATED PARTY TRANSACTIONS

REIA INVESTMENTS MANAGEMENT, LLC, operating member, provides management service to the Company for no compensation.

5. COMMITMENT AND CONTINGENCIES

Other than commitment already disclosed above, the Limited Liability Company did not have significant capital and other commitments, or guarantees as of December 31, 2012 or as of March 31, 2013.

6. SUBSEQUENT EVENTS

In accordance with *ASC 855, Subsequent Events*, the Company has evaluated subsequent events through the date of available issuance of these audited financial statements. During this period, the Company did not have any material recognizable subsequent events.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and the related notes elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

REIA Investments, a development stage company, was formed as a Nevada limited liability company, on November 27, 2012 with the intention of purchasing bulk notes and properties with eventual resale to other real estate investors at a discounted price.

Results of Operations

For the period ended December 31, 2012 and for the three months ended March 31, 2013.

There were no revenues for the period from inception to December 31, 2012 or for the three months ended March 31, 2013. The company did not pay nor recognize any interest expense for the period ended December 31, 2012 or for the three months ended March 31, 2013.

We expect to incur the normal expenses related to an operating company such as accounting and legal costs. We may drain all available financial resources to pay for such costs depending on our operations and costs. To date, our attorney has provided services in exchange for a nominal fee, but there is no guarantee that this will continue and thus, we may be financial distressed because of the costs associated with being a public company. As we begin to generate revenues, realize expenses, and acquire assets, it is possible that the costs related with being an operating company will increase.

Liquidity and Capital Resources

The creating of our website and related marketing costs along with legal and accounting costs involves the expenditure of capital. The Company may have to look to Mr. Hennigan or to third parties for additional capital. There can be no assurance that the Company will be able to secure additional financing or that the amount of any additional financing will be sufficient to conclude its business objectives or to pay ongoing operating expenses.

In the past, Mr. Hennigan has provided any cash needed for operations, including any cash needed for this Offering. To date, Mr. Hennigan has capitalized the Company with $30,000 to cover all of our startup costs related to this Offering and to the development and deployment of our platform. We believe that this will be sufficient to deploy our business plan to its fullest.

If Mr. Hennigan is unable to lend additional funds to the Company in the event that Company needs additional funds, we may need to deploy a plan to sell additional shares or look to a third party to lend funds to the Company. If the Company is to borrow funds from a third party, the terms and conditions of such a loan will most likely not be on terms as favorable as the terms offered by Mr. Hennigan in the past. If we are unable to address our liquidity issues, there is a great chance that the Company will not have adequate funding to continue its business plan and will thus, fail.

We currently have $11.084.93 in cash and our only cost thus far has been legal fees. We believe that the cash we have available will sustain us for approximately twelve (12) more months. We believe this because most of startup costs have already been incurred and do not expect to have many more significant costs prior to deployment of our fundraising. For the next twelve months, we believe that our ongoing costs will be minimal. Furthermore, in the event of a shortfall, Mr. Hennigan has committed to financing the Company with an additional $20,000. Mr. Hennigan's commitment is not in writing, but he intends to contribute it as paid in capital, and not as a loan.

Equity Distribution to Management

Since our incorporation, we have raised capital through private sales of our common equity. As of the date of this offering, we have issued 100 units to our Manager, Thomas Hennigan, in exchange for cash and services. Specifically, Mr. Hennigan was issued 100% of all of our units in exchange for $30,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

PART III — EXHIBITS

Item 1. Index to Exhibits

1. Articles of Organization
2. Operating Agreement
3. Subscription Agreement
4. Material Contracts
5. Opinion re: Legality
6. Sample Escrow Agreement
7. Consent of our Auditor
8. Certificate of Units

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Antonio, State of TX on May 1, 2013.

REIA Investments, LLC

By Thomas Hennigan, Managing Member of the Managing Member (Chief Executive, Financial, and Accounting Officer)

